Exhibit 99.5

Alden Global Capital, LLC Announces That Affiliate Has Filed Preliminary Proxy Materials for Lee’s 2022 Annual Meeting

Seeking the Election of Two Highly Qualified and Fully Independent Director Candidates – Colleen Brown and John Zieser – to Replace Two Extremely Long-Tenured and Deeply Entrenched Incumbent Candidates – Mary Junck and Herbert Moloney III

Urges Lee Stockholders Not to Be Misled by the Board’s Disparaging Rhetoric That is Intended to Distract Stockholders from the Board’s Own Governance Shortcomings and Underperformance

WEST PALM BEACH, Fla.--(BUSINESS WIRE)--Alden Global Capital, LLC (together with its affiliates, "Alden" or "we"), who through an affiliate has an ownership stake of approximately 6.3% of Lee Enterprises, Incorporated (“Lee” or the “Company”) (NASDAQ: LEE), today announced that its affiliate has filed preliminary proxy materials with the SEC regarding the election of two highly qualified and fully independent directors to Lee’s Board of Directors (the “Board”) at the upcoming 2022 Annual Meeting of Stockholders (the “2022 Annual Meeting”).

Alden issued the following statement:

“As a significant investor in American newspapers, with platforms including MediaNews Group, Inc. and Tribune Publishing Company, and as a long-term investor in the Company, we have demonstrated a long-standing commitment to investment in the local newspaper business and serving communities with robust independent journalism over the long term. We believe the Company and its news and information platform have untapped potential and, with the right enhanced strategy and improved leadership, can provide significant value for stockholders while improving the quality of journalism for readers and subscribers. Unfortunately, the current Board’s decision to prioritize their own interests over what is clearly best for the Company confirms our belief that Lee’s current Board lacks the experience and commitment to good corporate governance needed to achieve that end.

Our two highly-qualified candidates, Colleen Brown and John Zieser, have strong media expertise and track records of value creation, and are ready to serve the Company’s stockholders.

Only three directors will be elected at the upcoming 2022 Annual Meeting given Lee’s classified Board structure. We are not opposing the election of President and CEO Kevin Mowbray. Rather, our nominees will be running squarely against two extremely long-tenured incumbent directors, Mary Junck and Herbert Moloney III, who have each served on the Board for over 20 years, and who occupy virtually all of the leadership positions in Lee’s boardroom. We believe Ms. Junck and Mr. Moloney should bear much of the responsibility for the Board’s poor corporate governance practices and the Company’s significant underperformance since the acquisition of Berkshire Hathaway's BH Media Group publications. In fact, we question the circumstances under which Ms. Junck and Mr. Moloney have been re-nominated given that Lee’s Corporate Governance Guidelines include a director retirement policy that takes effect if a director would be age 70 or older at the time of the election, which applies to both of them.

We ask that you consider the following ways in which Ms. Junck and Mr. Moloney have consolidated their power and influence over the Lee Board: (i) Ms. Junck is not independent and serves as Non-Independent Chairman of the Board, given that she was formerly an executive officer and Executive Chairman of Lee; (ii) Mr. Moloney is the only director who serves as a member of every single committee of the Board, including as Chair of the Executive Compensation Committee; and (iii) both Ms. Junck and Mr. Moloney are the only two non-CEO directors who serve on the Executive Committee.

We urge stockholders not to be misled by the Company’s misleading and disparaging rhetoric about our intentions for Lee. Simply put, we are not seeking to acquire Lee at a steep discount, nor could the election of our two entirely independent director candidates result in any such unfair transaction. Our sole purpose in this campaign is to elect highly qualified directors who will bring much-needed independent perspectives and relevant expertise to the boardroom and, who are committed to re-shaping the highly questionable corporate governance practices at Lee, all of which we believe are critical for driving stockholder value creation. We look forward to engaging with our fellow stockholders and sharing more details over the coming weeks and months.”

Advisors

Moelis & Company LLC is acting as financial advisor to Alden Global Capital. Akin Gump Strauss Hauer & Feld LLP and Olshan Frome Wolosky LLP are serving as its legal counsel.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Alden Global Capital, LLC, together with the other participants named herein (collectively the “Stockholder Group”), has filed a preliminary proxy statement and accompanying BLUE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2022 annual meeting of stockholders of Lee Enterprises, Incorporated (the “Company”).

THE STOCKHOLDER GROUP STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Strategic Investment Opportunities LLC (“Opportunities”), MNG Enterprises, Inc. (“MNG Enterprises”), MNG Investment Holdings, LLC (“MNG Holdings”), Alden Global Capital LLC (“Alden”), Heath Freeman, Colleen Brown and John Zieser.

As of the date hereof, Opportunities directly beneficially owns 371,117 shares of Common Stock. MNG Holdings, as the managing member of Opportunities, may be deemed the beneficial owner of the 371,117 shares of Common Stock owned directly by Opportunities. MNG Enterprises, as the sole member of MNG Holdings, may be deemed the beneficial holder of the 371,117 shares of Common Stock owned directly by Opportunities. Alden, as the investment manager of funds that collectively hold a majority voting interest in MNG Enterprises, may be deemed the beneficial owner of the 371,117 shares of Common Stock owned directly by Opportunities. Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 371,117 shares of Common Stock owned directly by Opportunities. Neither Ms. Brown nor Mr. Zieser beneficially own any shares of Common Stock.

Contacts

Investors
Innisfree M&A Incorporated
Scott Winter / Jonathan Salzberger / Gabrielle Wolf
(212) 750-5833

Media
Cameron Gurley (646) 660-8642
cameron@goldin.com

ALDEN GLOBAL CAPITAL, LLC